SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Financial Statements

Maxitel S.A.

December 31, 2005 and 2004
with Report of Independent Auditors

MAXITEL S.A.

FINANCIAL STATEMENTS

December 31, 2005 and 2004

A free translation from Portuguese into English of the Report of Independent Auditors on financial statements prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Maxitel S.A.

1.
We have audited the accompanying balance sheets of Maxitel S.A., as of December 31, 2005 and 2004, and the related statements of operations, of shareholders’ equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.
We conducted our audits in accordance with generally accepted auditing standards in Brazil which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries, (b) the examination, on a test basis, of the documentary evidence and accounting records supporting the amounts and disclosures in the financial statements, and (c) an assessment of the accounting practices used and significant estimates made by the Company’s and subsidiaries’ management, as well as an evaluation of the overall financial statement presentation.

3.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maxitel S.A. at December 31, 2005 and 2004, and the results of their operations, changes in their shareholders’ equity and changes in their financial position for the years then ended, in conformity with the accounting practices adopted in Brazil.

4.
Our audits were conducted with the objective of expressing an opinion on the financial statements referred to in the first paragraph above. The statements of cash flows and value added for the year ended December 31, 2005, prepared in accordance with the accounting practices adopted in Brazil, are presented to provide additional information on the Company, and are not a required component of the financial statements. This supplementary information was submitted to the same audit procedures described in the second paragraph above and, in our opinion is fairly presented, in all material respects, in relation to the basic financial statements taken as a whole.

Belo Horizonte, January 18, 2006

     ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/0-6-F-MG

Mauro Moreira
Accountant CRC-1RJ072056/O-0-S-MG

A free translation from Portuguese into English of the financial statements prepared in accordance with the accounting practices adopted in Brazil

MAXITEL S.A.

     BALANCE SHEETS
December 31, 2005 and 2004
(In thousands of reais)

	2005	2004

Assets
Current assets
Cash and cash equivalents	59,724	14,557
Accounts receivable	314,299	221,719
Inventories	25,091	33,549
Taxes and contributions recoverable	29,008	36,696
Prepaid expenses	8,239	6,019
Other current assets	2,120	3,294

	438,481	315,834

Noncurrent assets
Taxes and contributions recoverable	69,760	37,182
Escrow deposits	24,246	15,349
Related parties	51,543	2,722
Other noncurrent assets	4,155	2,929

	149,704	58,182

Permanent assets
Property, plant and equipment	1,810,257	1,751,721
Deferred charges	11,746	16,031

	1,822,003	1,767,752

Total assets	2,410,188	2,141,768

	2005	2004

Liabilities and shareholders’ equity
Current liabilities
Suppliers	473,444	363,384
Loans and financing	135,933	361,272
Salaries and related charges	9,402	8,469
Taxes, charges and contributions	32,105	30,937
Concessions payable	11,446	16,569
Related parties	484,697	1,240
Other current liabilities	6,609	8,320

	1,153,636	790,191

Noncurrent liabilities
Loans and financing	220,278	101,970
Provision for contingencies	83,472	61,528
Concessions payable	5,793	-

	309,543	163,498

Shareholders’ equity
Capital	1,200,769	1,200,769
Capital reserve	2,168,120	2,168,120
Retained earnings	(2,421,880)	(2,180,810)

	947,009	1,188,079

Total liabilities and shareholders’ equity	2,410,188	2,141,768

See accompanying notes.

MAXITEL S.A.

     STATEMENTS OF OPERATIONS
Years ended December 31, 2005 and 2004
(In thousands of reais, except for earnings per share, expressed in reais)

	2005	2004

Gross revenues
Telecommunications services	1,395,738	1,072,321
Sale of goods	250,827	258,986

	1,646,565	1,331,307

Deductions from gross revenues	(410,082)	(325,836)

Net revenues	1,236,483	1,005,471

Costs of services rendered	(433,787)	(391,133)
Costs of goods sold	(206,730)	(283,302)

Gross profit	595,966	331,036

Operating income (expenses):
Selling	(502,644)	(322,014)
General and administrative	(79,239)	(65,360)
Equity pickup	(91,457)	(90,161)
Other operating income (expenses)	7,249	(52,397)

	(666,091)	(529,932)

Loss before financial results	(70,125)	(198,896)

Financial income (expenses):
Financial income	3,772	19,741
Financial expenses	(130,846)	(98,112)
Foreign exchange variations, net	(11,118)	(66,661)

	(138,192)	(145,032)

Operating loss	(208,317)	(343,928)

Non-operating income (loss)	(32,753)	71,529

Income before income and social contribution taxes and
minority interests	(241,070)	(272,399)

Provision for income and social contribution taxes	-	(2,026)

Net loss for the year	(241,070)	(274,425)

Earnings per thousand shares outstanding at year-end (R$)	(0.31)	(0.36)

See accompanying notes.

MAXITEL S.A.

STATEMENTS OF SHAREHOLDERS’ EQUITY
Years ended December 31, 2005 and 2004
(In thousands of reais)

		Capital
		reserve

		Special
		goodwill	Retained
	Capital	reserve	earnings	Total

Balances at December 31, 2003	677,680	-	(1,906,385)	(1,228,705)

Capital increase	523,089	-	-	,523,089
Goodwill reserve due to transfer of
shareholders' right - debt capitalization	-	2,168,120	-	2,168,120
Loss for the year			(274,425)	(274,425)

Balances at December 31, 2004	1,200,769	2,168,120	(2,180,810)	1,188,079

Loss for the year	-	-	(241,070)	(241,070)

Balances at December 31, 2005	1,200,769	2,168,120	(2,421,880)	,947,009

See accompanying notes.

MAXITEL S.A.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2005 and 2004
(In thousands of reais)

	2005	2004

Sources of working capital
Loss for the year	(241,070)	(274,425)
Amounts which do not affect working capital:
Exchange and monetary variation and interest	13,863	73,801
Provision for contingencies	21,942	50,367
Depreciation and amortization	363,914	313,556
Residual value of fixed asset disposals	923
Adjustments to accumulated depreciation and provisions for fixed
assets		(71,466)

Total from operations	159,572	91,833

From shareholders
Loan capitalization		2,691,209
From third parties
Loans and financing		99,857
Decrease of noncurrent assets	43,378
Transfer from current liabilities to noncurrent liabilities	110,238

	153,616	2,791,066

Total sources	313,188	2,882,899

Applications of working capital
Acquisition of fixed assets	419,086	336,742
Increase in noncurrent assets	134,900	39,678
Transfer of loans to current liabilities		236,947
Decrease in loan capitalization		2,691,209
Transfer of noncurrent to current liabilities	-	145,594

Total applications	553,986	3,450,170

Decrease in working capital	(240,798)	(567,271)

Changes in working capital:
Current assets
At end of year	438,481	315,834
At beginning of year	315,834	489,805

	122,647	(173,971)

Current liabilities
At end of year	1,153,636	790,191
At beginning of year	790,191	396,891

	363,445	393,300

Decrease in working capital	(240,798)	(567,271)

See accompanying notes.

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of reais)

1. Operations

Maxitel S.A., incorporated as of December 5, 1995, with its registered offices at Avenida Raja Gabaglia, 1781, suites 1 and 2, building 1, 2 and 18th floor – Luxemburgo – Minas Gerais (MG), is a privately held company, wholly owned by TIM Celular S.A. – a company of the Telecom Italia Group.

The Company’s stated corporate purposes are (i) to implement, to provide and to operate wireless telecommunication services, more specifically portable cell phone services, in Brazil, under concessions, permits or authorizations already obtained or yet to be obtained; (ii) to sell, to lease or to lease free handsets, accessories and replacement parts; (iii) to provide handset and mobile telephony equipment maintenance services; (iv) to explore activities that are part of its stated corporate purposes under franchise license; and, (v) perform other activities related with those described in the preceding items.

On August 6, 1997, the Company entered into an agreement with the Federal Government, effective for 15 years and renewable for the same period, on an interest basis, for exploration of mobile telecommunication services – B Band in concession area 9, which comprises the states of Bahia and Sergipe. On April 6, 1998, another agreement, with the same characteristics, was signed for concession area 4, comprising the state of Minas Gerais.

Services provided by the Company and the respective rates are regulated by ANATEL (“Agência Nacional de Telecomunicações”), regulatory authority of telecommunications in Brazil.

The Company has experienced recurring losses and working capital deficit. These results are consistent with management expectations, considering the operations development plan in the regions where the Company operates.

Cash forecasts prepared by Company management assume capital inflow through contributions from shareholders in 2006, when, according to such forecasts, the Company will achieve the financial and economic break even and consequently generate positive cash flow.

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of reais)

2. Corporate Reorganization

On September 29, 2004, with Anatel approval, the Company’s Board of Directors approved the proposal for transfer of the Maxitel S.A. shares held by TIM International N.V. to TIM Brasil Serviços e Participações S.A., which tookover 100% of the shares of the Company.

On October 28, 2004, with Anatel approval, Maxitel S.A. shares held by TIM Brasil Serviços e Participações S.A., and corresponding to 100% of its capital, were transferred to TIM Celular S.A. at the book value of such shares as of September 30, 2004, in the amount of R$ 1,246,645, based on an appraisal report issued by independent appraisers.

3. Presentation of the Financial Statements

The financial statements of the Company were prepared in accordance with accounting practices adopted in Brazil, the rules applicable to concessionaires of public telecommunications services and specific accounting standards and procedures established by the Brazilian Securities Commission (CVM).

To allow better comparison with the financial statements for current year, certain reclassifications were made to the 2004 financial statement accounts. However, the amount of said reclassifications is not material in relation to the financial statements, as such, are not being disclosed.

4. Summary of Accounting Practices

a) Cash and cash equivalents

These represent cash and bank balances and temporary cash investments, recorded at cost, plus interest accrued to the balance sheet date.

b) Accounts receivable

Accounts receivable from mobile telephone subscribers are calculated at the tariff rate on the date the services were rendered. Accounts receivable also include services provided to customers up to the balance sheet date but not yet invoiced and receivables from sales of handsets and accessories.

c) Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on the customer base profile, the aging of overdue accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses on the receivables.

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of reais)

4. Summary of Accounting Practices (Continued)

d) Inventories

Refer to cellular handsets and accessories, which are stated at average acquisition cost, and does not exceed replacement cost. A provision to adjust the slow-moving items balance to the related realization value items was recorded.

e) Property, plant and equipment

Property, plant and equipment is stated at acquisition and/or construction cost, less accumulated depreciation calculated based on the straight-line method at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs which extend the useful lives of the related assets are capitalized, while other routine costs are charged to the result of operations.

Interest computed on debts that finance the construction of property, plant and equipment, is capitalized until the related assets become operational.

Noncurrent assets, mainly property, plant and equipment, are periodically reviewed for possible impairment.

The useful lives of all property, plant and equipment items are regularly reviewed to reflect any technological changes.

f) Deferred charges

Deferred charges include pre-operating expenses and financial costs of maintaining the working capital required in the pre-operating stage, amortized by the straight-line method, over ten years, as from the Company start-up date.

g) Income tax and social contribution

Income and social contribution taxes should be calculated based on income, adjusted to taxable income by additions and exclusions as determined by current legislation. Considering the losses incurred by the Company, it did not incur in taxable income, and no current income and social contribution taxes have been recorded. On the tax losses, no deferred credits were recorded, in view of the uncertainty of its realization.

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of reais)

4. Summary of Accounting Practices (Continued)

h) Loans and financing

Loans and financing include accrued interest to the balance sheet date. The Company is a party to certain derivative instruments, as mentioned in note 14, related to its US dollar denominated liabilities with the objective of hedging itself against risks associated with unexpected real/US dollar exchange rates. Additionally, the company also is a party to certain derivative instruments with the objective of hedging itself against risk associated to variation of market interest rates. Gains and losses from such operations are recognized in the income statement under the accrual method, based on the rates established in the contracts.

i) Provision for contingencies

The provision for contingencies is recorded based on estimates which take into consideration the opinion of Company management and of its legal advisers, and recorded based on the probable losses at the end of the claims.

j) Revenue recognition

Service revenues are recognized as the services are provided. Billings are monthly recorded. Unbilled revenues from the last billing date to a client and the month end are measured and recognized within the month in which the service was provided. Revenues from pre-paid telecommunication services are deferred and recorded to income in the period in which they are utilized. Revenues from the sale of handsets and accessories are recognized as the products are delivered to and accepted by end consumers or distributors.

k) Financial income (expenses)

It represents interest and exchange and monetary variations related to marketable securities, hedge contracts, loans and financing received and granted.

l) Use of estimates

The preparation of financial statements in conformity with accounting practices adopted in Brazil requires management to make estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosure of contingent assets and liabilities at the financial statements date, as well as the estimation of revenues and expenses for the period. The actual results may differ from those estimates.

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of reais)

4. Summary of Accounting Practices (Continued)

m) Foreign currency transactions

Transactions in foreign currency are recorded at the rate of exchange prevailing at the transaction date. Foreign currency denominated assets and liabilities are translated into reais using the exchange rate of the balance sheet date, which is reported by the Central Bank of Brazil. Exchange gains and losses are recognized in the statement of income as they occur.

n) Employees’ profit sharing

The Company records a provision for employee profit sharing, based on the targets disclosed to its employees and approved by management. The related amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

o) Supplemental information

In order to provide additional information, the following are being presented: a) statement of cash flow, prepared according to the Accounting Rules and Procedures – NPC 20 issued by IBRACON, and; b) value added statement, prepared according to Resolution – CFC # 1.010.

5. Cash and Cash Equivalents

	2005	2004

Cash and cash equivalents	59,724	14,557

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of reais)

6. Accounts Receivable

	2005	2004

Services billed	142,747	78,726
Unbilled services	61,859	36,140
Network use	83,335	57,317
Sales of handsets	87,932	78,030

	375,873	250,213

Allowance for doubtful accounts	(61,574)	(28,494)

	314,299	221,719

Annually, the criteria for determining the allowance for doubtful accounts are reviewed in order to reflect the current risk scenario related to accounts receivable.

7. Inventories

	2005	2004

Cellular handsets	22,722	36,888
Accessories and kits for prepaid cards	738	588
TIM “chips”	3,534	-

	26,994	37,476

Provision for adjustment to realization value	(1,903)	(3,927)

	25,091	33,549

8. Recoverable Taxes

	2005	2004

Income tax	11,969	7,272
Social contribution	1,046	1,046
State VAT (ICMS)	75,659	52,476
Social contribution tax on gross revenue (PIS)	1,943	1,127
Social contribution tax on gross revenue (COFINS)	8,100	5,190
Withholding income tax (IRRF) recoverable	-	6,705
Other	51	62

	98,768	73,878

Current	(29,008)	(36,696)

Noncurrent	69,760	37,182

The noncurrent portion refers to ICMS on acquisitions of property items and Income tax withheld at source.

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of reais)

9. Escrow Deposits

	2005	2004

Civil and labor claims	7,129	5,349
Tax claims	17,117	10,000

	24,246	15,349

10. Related Party Transactions

The balances and transactions with related parties at December 31, 2005 are as follows:

	Assets

	Accounts	Accounts receivable –	Other
	receivable -	Sale of	accounts	Total	Total
	Network use	handsets	receivable	2005	2004

TIM Nordeste Telecom.
S.A.	21	688	-	709	-
TIM Sul S.A.	195	-	-	195	-
TIM Celular S.A.	46,617	3,785	237	50,639	2,722

Total	46,833	4,473	237	51,543	2,722

	Liabilities

		Accounts	Accounts
		payable –	payable –
	Loan	Network	Purchase of	CSP 41 –		Total	Total
	agreement	use	handsets	Cobilling	Other debt	2005	2004

TIM Nordeste
Telecom. S.A.	-	82	-	-	-	82	-
TIM Sul S.A.	-	7	-	-	-	7	11
TIM Brasil Serv. e
Particip. S.A.	8,869	-	-	-	-	8,869	-
TIM Celular S.A.	347,091	-	72	120,384	7,825	475,372	5
Blah!	-	-	-	-	367	367	1,224

Total	355,960	89	72	120,384	8,192	484,697	1,240

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of reais)

10. Related Party Transactions (Continued)

	Income

	Network	Sales of		Total	Total
	usage	handsets	Other	2005	2004

TIM Nordeste
Telecom. S.A.	-	169	-	169	-
TIM Sul S.A.	-	1,115	-	1,115	-
TIM Celular S.A.	52,969	3,786	1,590	58,345	4,040
TIM Brasil Serviços e
Participações S.A.	-	-	-	-	10,838

Total	52,969	5,070	1,590	59,629	14,878

		Expenses

	Network			Total	Total
	usage	Financial	Other	2005	2004

TIM Sul S.A.	82	-	7	7	-
TIM Brasil Serviços e
Participações S.A.	7	851	-	851	-
TIM Celular S.A.		44,764	-	44,764	-
Blah!			2,615	2,615	5,746
TIM International
N.V.		-	-	-	54,876

Total	89	45,615	2,622	48,237	60,622

Intercompany loans

Intercompany loans with TIM Brasil Serviços e Participações S.A, and TIM Celular S.A. provide for charges equivalent to 100% of the Interbank Deposit Certificate (CDI) variation.

CSP 41 - Cobilling

Due to the superposition of licenses granted by Anatel with another already held by another company of the TIM Group in Brazil, the authorizations of the subsidiaries of TIM Participações S.A for long-distance services were terminated in 2005. The customers started to make long-distance calls selecting the code of any of the operators authorized to render the service. As such, Maxitel S.A. stopped to receive income from long-distance services and, consequently, do not incur costs related to this service.

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of reais)

10. Related Party Transactions (Continued)

CSP 41 – Cobilling (Continued)

Since March 2005, TIM Celular, a company of the TIM Brazil Group, started to be the sole license holder in the TIM Group to render long-distance services. In view of this, Maxitel S.A, started to record the amounts billed to their clients for use of the service as intercompany accounts payable (“cobilling”).

Network use

Maxitel S.A. records as intercompany accounts receivable the revenues related to the tariff for network use (VU-M), received from the operator rendering long-distance services in the TIM Group, for calls made using their networks.

Handsets purchase and sale

In order to optimize excess inventory at TIM Group companies, handset purchase and sale operations were carried out in the year among Group companies. These operations were carried out at cost of acquisition of handsets from third parties.

Purchases of handsets from Group companies totaled R$ 430 in 2005.

Other expenses

The amount classified as other expenses refers to expenses with value-added services (VAS) rendered by Blah! Sociedade Anônima de Serviços e Comércio.

11. Property, Plant and Equipment

		2005			2004

	Annual
	depreciation
	rate		Accumulated
	%	Cost	depreciation	Net	Net

SMP exploration rights	10	1,179,085	(563,885)	615,200	705,818
Switching/transmission
equipment	14.29	1,094,579	(487,824)	606,755	518,497
Lease free handsets	50	169,281	(118,016)	51,265	20,951
Infrastructure	33.33	128,264	(28,886)	99,378	104,419
Leasehold improvements	33.33	28,279	(7,214)	21,065	20,688
Software and hardware	20	76,573	(40,663)	35,910	42,759
Assets for general use	10	70,197	(19,463)	50,734	53,493
Intangible assets	20	483,228	(210,038)	273,190	199,975

Assets and installations in
service		3,229,486	(1,475,989)	1,753,497	1,666,600

Land		5,081	-	5,081	5,048

Construction in progress		51,679	-	51,679	80,073

		3,286,246	(1,475,989)	1,810,257	1,751,721

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of reais)

11. Property, Plant and Equipment (Continued)

The Company uses rented areas for installation of their transmission equipment, of which the rental amount is provisioned and posted monthly to income.

The balance of construction in progress basically refers to the construction of new transmission units (Cell Sites – BTS) for network expansion.

During 2005 and 2004, no interest related to loans and financing was capitalized.

SMP exploration rights

Authorization to render the Personal Mobile Service (SMP) by Maxitel S.A. was granted by means of the terms signed in 2002, 2003 and 2004 with Anatel for exploration of SMP during fifteen years within the Company´s operating area.

In 2002, 2003 and 2004, the Company obtained authorization from Anatel to use radiofrequency blocks associated to the authorization to render SMP at the radiofrequency of 900 MHz and 1800 MHz.

Authorization amounts for exploration of SMP are shown below:

	2005	2004

SMP exploration rights - principal
Balances at December 31, 2002	770,000	770,000
Authorizations obtained in 2003	53,361	53,361
Authorizations obtained in 2004	5,398	5,398

	828,759	828,759

Capitalized charges	350,326	350,326

	1,179,085	1,179,085

Accumulated amortization	(563,885)	(473,267)

	615,200	705,818

Implementation of new technology

The Company began, in the second six-month period of 2003, introducing GSM technology into their service network, as a complement to current TDMA technology. At December 31, 2005 no adjustment to the property, plant and equipment account was considered to be necessary, as a result of the new GSM technology implementation, as both technologies are to remain in operation at the companies to 2008, at least. The assets related to TDMA technology have been subject to accelerated depreciation and must be 100% depreciated by 2008.

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of reais)

12. Deferred Charges

	2005	2004

Preoperating expenses:
Personnel	21,483	21,483
General and administrative	1,820	1,820
Third party services	6,881	6,881
Financial expenses	12,667	12,667

	42,851	42,851

Accumulated amortization	(31,105)	(26,820)

	11,746	16,031

13. Suppliers

	2005	2004

Suppliers	463,322	342,108
Network use services	10,122	21,276

	473,444	363,384

The balance payable for network use services comprises: (i) use of the network of other fixed and mobile cell telephone operators, where calls are initiated in TIM network and end in the network of other operators (detraf); (ii) calls made when customers are outside their registration area, and are therefore considered a visitor in the other network (roaming); and (iii) calls made by customers when they choose another long-distance call operator – CSP (“cobilling”).

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of reais)

14. Loans and Financing

	Guarantee	2005	2004

Local currency

Banco do Nordeste: financing subject to pre-	Guarantee letter
fixed interest of 14% p.a., and bonus of 15%
and 25% for payments made on time
regarding interest. This financing is subject
matter of a hedging operation, for which the
rate is 69.8% and 75.75% of the CDI monthly
variation to final maturity.		99,947	99,979

BNDES - National Bank for Economic and	Direct: Guarantee letters.
Social Development: this financing bears	Indirect: TIM Brasil
interest of 3.5 p.a. plus variation of the TJLP	surety, and commitment
(long-term interest rate) as disclosed by the	of a portion of the service
Central Bank of Brazil or of the	collection and
"UMBNDES" of the Basket of Currencies.	Promissory Notes issued
The basket of currencies financing was the	by the Company.
subject matter of a swap, for which the rate is
about 128% of the CDI monthly variation to
final maturity.		237,866	355,981

Hedging contracts		18,398	7,282

		356,211	463,242

Current		(135,933)	(361,272)

Noncurrent		220,278	101,970

The Company renegotiated with its creditors (BNDES and Financing Agents), a new criteria for covenants of its financing agreements with BNDES, meeting all the ratios currently required.

The Company entered into hedging transactions to protect itself against devaluation of the Brazilian currency, “real”, in relation to the “UMBNDES” basket of currencies, as well as changes in fair value of financing subject to pre-fixed interest rates, the operation terms of which are the same as those of the financing contract.

The noncurrent portion of loans and financing matures as follows:

2007	141,895
2008	19,247
2009	16,963
2010	16,905
2011 onwards	25,268

220,278

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of reais)

15. Salaries and Related Charges

	2005	2004

Social charges	2,355	2,290
Labor provisions	6,609	5,930
Employee retention	438	249

	9,402	8,469

16. Taxes, Charges and Contributions

	2005	2004

ICMS	17,653	21,379
COFINS	4,316	3,161
PIS	935	685
FISTEL	4,984	3,502
FUST	658	503
FUNTTEL	329	251
ISS	1,214	653
Other	2,016	803

	32,105	30,937

17. Concessions Payable

Refer to authorizations the Company obtained from Anatel, in July 2003 and September 2004, to render SMP at the radiofrequency of 900 MHz and 1800 MHz, in the states of Bahia and Sergipe, and Minas Gerais, respectively.

	2005	2004

SMP exploration rights:
Authorizations acquired	58,757	58,757
Payments	(53,899)	(53,899)
Monetary adjustment	12,381	11,711

	17,239	16,569

Current	(11,446)	(16,569)

Noncurrent	5,793	-

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of reais)

17. Concessions Payable (Continued)

At the end of 2004, management of the Company had the intention to liquidate in advance the concessions payable during 2005, which did not occur. Based on the current intention to liquidate such liabilities at the respective due dates, the installments payable after 2006 were reclassified to noncurrent liabilities.

Monetary adjustment of balances payable is based on the General Price Index – Internal Availability (IGP-DI) variation, plus interest of 1% per month.

18. Provision for Contingencies

The Company is a party to certain legal proceedings (labor, tax and civil) arising in the ordinary course of their business, and has recorded provisions when management believes that it can reasonably estimate probable losses, based on the opinion of their legal advisors.

The provision for contingencies is comprised as follows:

	2005	2004

Civil	12,690	5,422
Labor	3,109	3,131
Tax	66,512	52,975
Regulatory	1,161	-

	83,472	61,528

Civil contingencies

Civil contingencies refer to claims filed by former customers in connection with billing disputes, as well as claims for moral damages and other civil damages.

The Company recorded the amount of R$ 4,027 related to the judicial process of collection of fees, which in the opinion of the Company’s internal and external legal counsel, are considered of probable loss.

Labor contingencies

These involve several labor claims, mainly related to salary differences, salary parity and overtime payment, among others.

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of reais)

18. Provision for Contingencies (Continued)

Tax contingencies

a) Income and social contribution taxes

The Company was served tax deficiency notices by the Belo Horizonte Federal Revenue Service (SRF) authorities, amounting to R$ 126,933 related to (i) taxation on monetary variations arising from swap transactions and exchange variations on unsettled loans, (ii) collection of isolated fine for nonpayment of social contribution tax on net profit on a monthly estimated basis, for year 2002 and part of year 2001, (iii) nonpayment of corporate income tax on a monthly estimate basis, for year 2002, and (iv) remittance of interest abroad, subject to withholding income tax (IRRF) – voluntary reporting without payment of fine and interest thereon. The Company is currently discussing these notices with the tax authorities and, based on the opinion of both internal and external lawyers, management concluded that probable losses to be incurred in these proceedings amount to R$ 32,750. Such amount is related to contingencies for income tax and social contribution, and if paid at the time it incurred, it would have been recorded as income and social contribution taxes expense, therefore, the Company considered adequate to record the provision as non-operating expense (see note 27).

b) PIS and COFINS

The Company was served delinquency notices related to PIS and COFINS, both social contribution taxes on gross revenue, payable on foreign exchange gain generated in 1999. The two notices filed by tax authorities amount to R$ 30,913. The Company is currently discussing these notices with the tax authorities and believes that its chances of success in these disputes are good. However, given this is a controversial matter as far as construction of applicable legislation is concerned, the provision recorded in 2004 has been maintained, in the total amount of said notices.

Regulatory contingencies

Due to noncompliance with certain provisions of the Personal Mobile Service Regulation (SMP) and quality targets, defined in the General Plan of Quality Targets for SMP (PGMQ-SMP), Anatel started a proceeding for noncompliance with obligations (PADO) against the Company.

The Company has endeavored to contest the proceeding. The defense arguments, most of which having technical and juridical nature, may contribute to a significant reduction in the penalty initially applied or result in definitive PADO revocation without any penalty application. The provision for regulatory contingencies was recorded based on the amount of the penalties received for which the risk of loss is considered probable

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of reais)

18. Provision for Contingencies (Continued)

Fund for Universalization of Telecommunications Services – FUST contribution tax

Anatel issued on December 15, 2005 Abridgment of Law No. 01, aiming to collect the Fust contribution tax on interconnection revenues of telecommunications service providers, as from enactment of Law No. 9998, dated August 17, 2000. The Company believes that the referred to revenue is not subject to FUST levy, based on applicable legislation (including the provisions of sole paragraph of article 6 of Law No. 9998/00), and management intends to take applicable measures to defend Company interests. Due to the different opinion of Anatel about the matter, Company internal and external legal counsel evaluated arguments for and against Anatel’s opinion and, considering the current status of the discussion about the matter, they concluded that the likelihood of an unfavorable outcome for the Company is remote. In view of this and according to applicable accounting practices, management has not recorded any corresponding provision for this matter.

19. Capital

At December 31, 2005, the subscribed and paid in capital amounts to R$ 1,200,769 (R$ 1,200,769 in 2004), represented by no par value 769,629,057 registered shares (769,629,057 in 2004), as follows: 256,543,019 common shares (256,543,019 in 2004), and 513,086,038 preferred shares (513,086,038 in 2004).

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of reais)

20. Net Operating Income

	2005	2004

Revenue from telecommunications services
Subscription charges	114,782	111,136
Use charges	712,645	462,383
Network use	428,159	359,105
Long distance service	13,391	61,966
Value-added services – VAS	101,434	46,465
Other	25,327	31,266

	1,395,738	1,072,321

Sales of products	250,827	258,986

Gross operating income	1,646,565	1,331,307

Deductions
Taxes	(333,676)	(261,104)
Discounts	(54,112)	(44,547)
Other	(22,294)	(20,185)

	(410,082)	(325,836)

	1,236,483	1,005,471

21. Cost of Services Rendered and Goods Sold

	2005	2004

Personnel	(13,474)	(12,001)
Third-party services	(42,785)	(33,882)
Interconnection charges	(131,613)	(149,812)
Depreciation and amortization	(226,729)	(178,529)
Telecommunications supervision fund (Fistel)	(2,636)	(1,563)
Other	(16,550)	(15,346)

Cost of services rendered	(433,787)	(391,133)

Cost of goods sold	(206,730)	(283,302)

Total costs of services rendered and goods sold	(640,517)	(674,435)

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of reais)

22. Selling Expenses

	2005	2004

Personnel	(33,587)	(27,884)
Third-party services	(264,905)	(163,655)
Allowance for doubtful accounts	(91,572)	(41,615)
Telecommunications supervision fund (Fistel)	(63,088)	(42,881)
Depreciation and amortization	(29,144)	(33,724)
Other	(20,348)	(12,255)

	(502,644)	(322,014)

23. General and Administrative Expenses

	2005	2004

Personnel	(13,020)	(12,971)
Third-party services	(39,516)	(42,855)
Depreciation and amortization	(12,299)	(3,551)
Other	(14,404)	(5,983)

	(79,239)	(65,360)

24. Other Operating Income (Expenses)

	2005	2004

Income
Telecommunication service fines	8,363	5,412
Reversal of provision for contingencies	20,078	2,806
Reversal of allowance for doubtful accounts	-	6,214
Other operating income	-	5,139

	28,441	19,571

Expenses
Taxes, charges and contributions	486	(9,990)
Amortization of deferred charges	(4,285)	(4,285)
Provision for contingencies	(9,270)	(56,000)
Other operating expenses	(8,123)	(1,693)

	(21,192)	(71,968)

Other operating income (expenses)	7,249	(52,397)

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of reais)

25. Financial Income

	2005	2004

Interest accrued on short-term investments	1,489	2,498
Monetary adjustments	406	133
Interest accrued on intercompany loans receivable	-	10,838
Other financial income	1,877	6,272

	3,772	19,741

26. Financial Expenses

	2005	2004

Interest on loans and financing	(43,975)	(45,013)
Interest on intercompany loans payable	(45,615)	-
Interest on taxes and charges	(5,177)	(166)
PIS/COFINS on financial income	(1,331)	(1,067)
Monetary adjustment	(8,506)	(16,879)
CPMF	(6,352)	(5,202)
Discounts	(8,359)	(22,692)
Other financial expenses	(11,531)	(7,093)

	(130,846)	(98,112)

27. Non-operating Result

	2005	2004

Income
Reversal of provision for impairment loss on leas free
handsets set up in prior years	-	37,511
Reversal of depreciation of leas free handsets double
recorded in prior years	-	37,962
Fixed asset disposals	439	63

	439	75,536

Expenses
Provision for contingencies (a)	(32,750)	-
Cost of fixed asset disposed of	(442)	(4,007)

	(33,192)	(4,007)

Non-operating result	(32,753)	71,529

(a) Provision arising from prior years’ income and social contribution tax deficiency notices received by the Company in 2005 (Note 18).

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of reais)

28. Tax Credits

As set forth by ruling income tax legislation, tax losses can be offset, in any year, up to a limit of 30% of the annual pre-tax income, determined in accordance with accounting practices established by Brazilian Corporation Law, adjusted as required by applicable tax legislation. At December 2005, the Company had income and social contribution tax losses amounting to approximately R$ 2,006,392 and R$ 2,006,392, respectively (R$ 1,549,440 and R$ 1,549,440 in 2004).

Income and social contribution tax credits, totaling approximately R$ 682,000, resulting from income and social contribution tax losses, will only be recorded in the financial statements when the Company management understands that there are effective and consistent perspectives for realization, by means of generation of future taxable profit.

29. Financial Instruments and Risk Management

Risk factors

The risk factors affecting the Company instruments are the following:

(i) Exchange rate risks

The exchange rate risk relates to the possibility of the Company computing losses resulting from fluctuations in exchange rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

At December 31, 2005, financings of the Company and its subsidiaries indexed to the “UMBNDES” exchange variance of a basket of currencies are 100% covered by hedge contracts. The income or loss resulting from these hedge contracts is charged to operating results.

There are no significant financial assets indexed to foreign currencies.

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of reais)

29. Financial Instruments and Risk Management (Continued)

Risk factors (Continued)

(ii) Interest rate risks

Interest rate risk refers to:

- possible variation in the fair value of financing subject to pre-fixed interest rates, if such rates do not reflect current market conditions. In order to mitigate this type of risk, the Company enters into hedging contracts with financial institutions. Gain or loss from these hedging contracts is charged to operating results;

- possible unfavorable interest rate change, which would lead to an increase in financial expenses of the Company on debts and hedging operations entered into at variable interest rate. At December 31, 2005, financial resources of subsidiaries were mainly invested in Interbank Deposit Certificates (CDI), which significantly reduces this risk.

(iii) Credit risk related to services rendered

This risk relates to the possibility of the Company incurring losses arising from the difficulty in collecting accounts receivable billed to subscribers. In order to mitigate this risk, the Company performs credit rating analyses to support management of risk related to collection problems and also monitor accounts receivable from subscribers, disconnecting telephone lines of defaulting subscribers.

(iv) Credit risk related to sale of telephone sets and prepaid telephone cards

The policy adopted by the Company for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted in the ordinary course of business. The selection of partners, the diversification of the accounts payable portfolio, the monitoring of loan conditions, the positions and limits of requests established for traders, the constitution of security interests are procedures adopted by the Company to minimize possible collection problems with its commercial partners. There are no customers accounting for more than 10% of net accounts receivable from sale of goods at December 31, 2005 and 2004 or income from sale of goods in 2005 and 2004.

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of reais)

29. Financial Instruments and Risk Management (Continued)

Risk factors (Continued)

(v) Financial credit risk

This risk relates to the possibility of the Company computing losses originating from the difficulty in realizing short-term investments and hedge contracts.

The Company minimizes the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company.

Market value of financial instruments

The estimated market value of financial instruments, mainly of cash and cash equivalents, accounts receivable and short-term financial instruments approximates the corresponding book value considering that maturity of these instruments is within short-term. Financial instruments whose market value differs from book value at December 31, 2005 are as follows:

	2005		2004

	Book	Market	Book	Market
	value	value	value	value

Loans and Financing	337,813	335,906	455,960	460,933
Hedge contracts	18,398	20,583	7,282	6,144

The market value of loans and financing and of hedge contracts was determined through discounted future cash flows and use of interest rates applicable to instruments of similar nature involving the same conditions and risks, or is based on market quotations for such instruments.

Market value was estimated at a given period, based on available information and own valuation methodology. Changes in assumptions may significantly affect such estimates.

30. Insurance (unaudited)

As of December 31, 2005, the Company had insurance cover against fire and sundry risk for inventories and fixed assets. Management considers the amounts sufficient to cover any losses, based on the risks and amounts involved.

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of reais)

31. Commitments (unaudited)

On the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, the Company commits itself to implement mobile personal telecommunications cover for the assigned area, on a phased basis, within the quality standards established by said authorization. Should said terms not be met, the Company will be subject to penalties.

Anatel started administrative proceedings against the Company for noncompliance with certain service quality ratios provided for in the Personal Mobile Service (SMP) authorizations in 2003 and 2004. The Company submitted answers to Anatel explaining that noncompliance with certain quality ratios was mainly due to migration from Mobile Service (SMC) to SMP, change in the long-distance system, as well as the implementation of GSM network. The Company cannot forecast the outcome of Anatel proceedings at this point. The provision for contingency recorded in the balance sheet reflects the expected losses, per management’s expectations.

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of reais)

32.	Supplementary Information a) Statements of cash flows

2005

Operating activities
Loss for the year	(241,070)
Adjustments to reconcile operating results to cash:
Depreciation and amortization	363,914
Provision for contingencies	21,942
Residual value of fixed assed disposals	923
Allowance for doubtful accounts	91,572
Exchange and monetary variation and interest	61,252
Interest over transactions with related parties	45,615

Decrease (increase) in operating assets
Trade receivables	(184,152)
Taxes recoverable	(24,890)
Inventories	8,458
Other current assets	(1,046)
Related Parties	(48,821)
Other noncurrent assets	(10,123)

Increase (decrease) in operating liabilities
Labor charges	933
Suppliers	110,060
Taxes payable	1,168
Related Parties	127,497
Other current liabilities	(1,714)

Net cash generated by operating activities	321,518

Investing activities
Purchase of fixed assets	(419,086)

(419,086)

Financing activities
New loans obtained with related parties	323,723
Amortization of loans with third parties	(167,612)
Amortization of loans with related parties	(13,376)

142,735

Increase in cash and cash equivalents	45,167

Supplemental cash flow information:
Interest paid	40,555

MAXITEL S.A.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of reais)

34. Supplementary Information (Continued)

b) Statements of value added

2005

Income
Gross operating revenue	1,646,565
Losses and allowance for doubtful accounts	(91,572)
Discounts	(76,407)
Net operating loss	(32,753)

1,445,833

Consumables from third parties
Cost of services rendered and goods sold	(383,091)
Materials, energy, third-party services and others	(316,894)

(699,985)

Retentions
Depreciation and amortization	(363,914)

Net added value generated	381,934

Added value received in transfer
Financial Income	23,656

Total added value available for distribution	405,590

Distribution of added value
Payroll and related charges	51,610
Taxes and contributions	419,910
Interest and rentals	175,140
Retained losses	(241,070)

405,590

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 9, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer